

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Richard K. Pertile
Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street N. #138
Clearwater, FL 33760

> **Re: Acacia Diversified Holdings, Inc.**
> **10-K for the Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 001-14088**

Dear Mr. Pertile:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure